

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 20, 2006

Via U.S. mail and facsimile

Mr. George H. Pain, Esq.
General Counsel
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

> **Re:** **Olin Corporation**
> **Registration Statement on Form S-4**
> **Filed December 11, 2006**
> **File No. 333-138238**
>
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-01070**

Dear Mr. Pain:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note your response to comment 1 of our letter dated November 22, 2006 and reissue this comment, as it does not appear that you provided all representations required by Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Risk Factors, page 7

2. We note your response to comment 17 of our letter dated November 22, 2006 and reissue this comment with respect to the second bullet point, as it does not appear that you have added this risk factor.

Ratio of Earnings to Fixed Charges, page 13

3. Please include the ratio for the latest interim period as well. Please also include pro forma ratio information, since the original notes were issued in exchange for $125 million of your outstanding 9.125% notes due 2011. Otherwise, please provide us with your computations showing the change in ratio is less than 10%. See Item 503(d) of Regulation S-K.

Exhibit 25.1

4. We note your response to comment 33 of our letter dated November 22, 2006 and reissue this comment, as it appears the exhibits are still incorporated by reference from documents that are themselves incorporated by reference.

Form 10-K for the year ended December 31, 2005

General

5. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Financial Statements

Consolidated Statements of Cash Flows, page 47

6. We have reviewed your response to comment 37 of our letter dated November 22, 2006. Given that you generated cash flows from investing activities related to discontinued operations, please amend your statements of cash flows to clearly identify these investing cash flows. Since you chose to separately reflect the cash flows related to discontinued operations within the operating activities section, you must present the value of cash flows related to discontinued operations within each of the three categories separately. Such a presentation must also be consistent for each period presented. Please revise accordingly. Please refer to the AICPA's Center for Public Company Audit Firms Alerts #90 and 98.

Accounting Policies, page 48

7. We have reviewed your response to comment 39 of our letter dated November 22, 2006. We continue to believe you should disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you

include in the selling and administration expenses line item. Please revise or advise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Kris F. Heinzelman, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza, 825 Eighth Avenue
        New York, NY 10019